SMTP, Inc.
95 Fulkerson Street
Cambridge, Massachusetts 02141
617-500-8635

February 15, 2011

Ms. Kathryn Jacobson
Mr. Kyle Moffatt
Mr. Brandon Hill
Mr. Larry Spirgel
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          SMTP, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Dear Ms. Jacobson and Messrs. Moffatt, Hill and Spirgel:

Set forth below are the Company’s responses to oral comments provided to the Company by the staff of the Commission (the “Staff”) on Tuesday, February 15, 2011. The Company has filed Amendment No 4. to the registration statement originally filed on December 2, 2010 on Form S-1 to reflect each of the responses.

1.

We have updated the registration statement to provide additional details regarding the grant date fair value of the options granted to Mr. Harrison.

2.

We hereby confirm that we will be reporting net income for calendar year ended December 31, 2010.

3.

We hereby represent there were no material adverse events for our quarter ended December 31, 2010.

We have appreciated your

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Semyon Dukach
Semyon Dukach
Chief Executive Officer